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Via EDGAR Michael McTiernan Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E Washington, D.C. 20549	Doha	Riyadh
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Milan

Re:	Realty Income Corporation

Amendments No. 1 & No. 2 to Registration Statement on Form S-4

Filed November 2, 2012 & November 5, 2012

File No. 333-184201

Dear Mr. McTiernan:

On behalf of Realty Income Corporation (the “Company” or “Realty Income”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated November 15, 2012, related to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “First Amendment”), filed on November 2, 2012, and Amendment No. 2 to Registration Statement on Form S-4 (the “Second Amendment”), filed on November 5, 2012.

The Company has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR an amended registration statement on Form S-4 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing a blacklined copy of the Amended Registration Statement, marked to illustrate changes from the First Amendment and the exhibits included in the Second Amendment, as applicable.

For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the Comment Letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement.

November 19, 2012

Amendment No. 1

Summary, page 1

Summary of Risk Factors Related to the Merger, page 3

1.	Please include a summary risk factor that discloses the anticipated change in distribution yield to ARCT shareholders as a result of the merger.

Response: In response to the Staff’s comment, the Company has added the requested disclosure in the section of the Amended Registration Statement entitled “Summary—Summary of Risk Factors Related to the Merger” on page 4.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

2.	We have reviewed your response to comment 13 in our letter dated October 29, 2012 and your revised disclosure. We note that the current pro forma balance sheet presentation is confusing as it displays certain items, such as draws on Realty Income’s line of credit, as part of the total column ARCT Pro Forma. Please revise to either display only the fair value of ARCT assets and liabilities on the face of the pro forma balance sheet, with footnote disclosure of the historical ARCT balance sheet and reconciling items, or create a separate column on the face of the balance sheet which only includes the adjustments to the fair value of ARCT’s assets and liabilities. You should have a separate column for any pro forma adjustments related to the merger transaction, and separate columns for any other pro forma transactions you choose to disclose (e.g., the immediate repayment of ARCT’s notes payable and lines of credit payable using Realty Income’s unsecured credit facility).

Response: As discussed with the Staff, the Company has revised the disclosure beginning on page F-4 to add separate columns for each category of adjustments.

3.	We note that you are presenting the immediate paydown of certain obligations of ARCT using Realty Income’s unsecured credit facility. We also note that you appear to have repaid all outstanding borrowings under that credit facility with the proceeds from senior unsecured notes that were issued on October 2, 2012 to free up availability for the ARCT related payments. Please tell us why you have not reflected the paydown of the credit facility with proceeds from the notes in your pro forma financial statements in accordance with Article 11 of Regulation S-X. In addition, please confirm whether any ARCT or Realty Income acquisitions closed after September 30, 2012 or the related financings, or any probable ARCT or Realty Income acquisitions or the related financings, are material.

Response: As discussed with the Staff, the Company has revised the disclosure beginning on page F-4 to reflect the issuance of the senior unsecured notes and the paydown of the credit facility. In addition, the Company confirms that no material acquisitions or other financings have occurred since September 30, 2012.

November 19, 2012

General (1), page F-7

4.	You disclose on page 2 that the aggregate value of the merger consideration to be received by ARCT stockholders is expected to be approximately $1.8 billion, based on the number of shares of outstanding ARCT common stock and the closing price of Realty Income’s common stock on October 31, 2012. We also note that you disclose the purchase price of the ARCT on page F-7 as approximately $3.0 billion, including $1.9 billion of equity to be issued. Other than the assumption of debt, please explain why the purchase price disclosed in the pro formas includes items other than merger consideration and reconcile the disclosures. Furthermore, please tell us why you have not used the most current trading price and amount of outstanding shares for pro forma purposes.

Response: As discussed with the Staff, the Company has revised the disclosure on pages 2 and F-8 (see footnote (1)a.) to reflect the most current trading price of the Company’s shares. In addition, the disclosure on page F-8 has been revised to explain the inclusion of items other than merger consideration.

5.	Please clarify in your disclosure if the amount of ARCT 158.6 million common shares outstanding used to determine the merger consideration includes the ARCT common shares that will be issued as a result of the vesting of the ARCT restricted shares and the cashless exercise of the ARCT options.

Response: In response to the Staff’s comment, the disclosure has been revised in footnote (1)a. on page F-8 to make clear that the restricted shares and option shares are included in the outstanding shares amount.

Assets (2), page F-8

6.

We have reviewed your response to comment 17 in our letter dated October 29, 2012. Please expand upon your disclosure by discussing how the fair values of the assets and liabilities of ARCT were determined when ARCT did its purchase price allocation (i.e., valuation methodologies and significant assumptions used), and how you will determine the fair values of the assets and liabilities in your final determination of the allocation. Additionally, please discuss the significant increase in value of the ARCT assets from the ARCT book value to the fair values you have disclosed, including the reasons for these significant changes in such a short period of time. You disclose on page F-8 that you made adjustments to the ARCT allocations to reflect reasonable estimations based on your historical experience with similar assets. Please

November 19, 2012

indicate the significance of the adjustments you made and disclose more detail regarding your basis for the adjustments. Furthermore, tell us why you believe the ARCT purchase price allocations still provide a reasonable basis for a current allocation, given significant increases in values overall.

Response: As discussed with the Staff, the Company has revised the disclosure in footnote (2) on page F-9 to provide greater detail regarding the use of the ARCT purchase price allocations and the Company’s adjustments to them.

Expense, page F-11

7.	Please clarify the amount of transaction/merger costs that are reflected in the historical income statements of you or ARCT and why you have not removed the costs, as these appear to be non-recurring costs that are directly related to the transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote (23) on page F-14 to remove the non-recurring costs.

Expense (17)(a), page F-11

8.	It is unclear why you have added an additional 1.8 years to the weighted average remaining lease term of ARCT’s portfolio as of the measurement date in order to determine the useful life of the in-place lease assets. Tell us your basis for determining the useful life as of January 1, 2011 rather than utilizing the useful life as of the measurement date in calculating amortization expense. Please advise or revise.

Response: As discussed with the Staff, the Company has revised the disclosure in footnote (17)a. on page F-13 to use the useful life as of the measurement date.

Expense (18), page F-12

9.	We note that you utilize interest rates that were in effect during the periods presented rather than current interest rates when calculating interest expense adjustments. Please expand your disclosure to discuss the expected impact of the current interest rate environment as it relates to your variable interest rate debt.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnotes (18)b. and c.iv. on page F-13 and in footnote (18)b. on page F-14 to add the requested disclosure.

November 19, 2012

Expense (18)(c)(iii), page F-12

10.	We note that you did not adjust any interest expense related to the repayment of ARCT’s notes payable in 2011, because ARCT’s notes payable were not issued until April 2012. Please tell us how this complies with the requirements of Article 11 of Regulation S-X which requires transactions to be reflected as if they occurred on January 1, 2011. Although the notes payable were not issued until April 2012, the proceeds from the notes were used to paydown other debt that was outstanding during 2011; please tell us what consideration you gave to that debt and the impact on the interest expense adjustment.

Response: As discussed with the Staff, the Company has revised the disclosure in footnote (18)a. on page F-14 to add in the interest expense for the 2011 period as well.

Expense (19), page F-13

11.	Please revise your pro forma adjustments to general and administrative expenses to eliminate any adjustments that are not factually supportable, including any estimates and any adjustments related to a reduction in workforce. We believe that the assumption that a reduction in workforce will not have any impact on revenues is too uncertain to be considered factually supportable, and, thus, an adjustment to reduce expense is not appropriate in accordance with Article 11 of Regulation S-X. Furthermore, it appears that your estimates regarding additional general and administrative expense as a result of increased properties and size of your company are expectations, rather than fact, and thus are not appropriate as an adjustment.

Response: As discussed with the Staff, and after considering the matter further, the Company has revised the disclosure in footnote (19) on pages F-2 and F-14 to eliminate the general and administrative adjustments, including those relating to the reduction in work force.

Expense (20), page F-13

12.	Please expand this footnote to indicate how you calculated the adjustment.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote (20) on page F-14 to add the requested disclosure.

November 19, 2012

Amendment No. 2

Exhibit 5.1—Legality Opinion

13.	Please refer to assumption (f) in the opinion. We note you assume that the merger agreement has been duly authorized. This seems integral to the opinion in paragraph 2. Please revise or advise us why this assumption is appropriate.

Response: In response to the Staff’s comment, the opinion has been revised to limit the assumption to parties other than the issuer Realty Income and refiled.

Exhibit 8.2—Tax Opinion by Proskauer Rose LLP

14.	Refer to the fourth paragraph on page 2 of the opinion. We do not understand the significance of the second sentence. Please explain to us the meaning of this sentence and clarify for us the views of counsel and the registrant as to the responsibility to file an updated opinion to the extent this opinion is no longer accurate as of the time of effectiveness.

Response: In response to the Staff’s comment, the opinion has been revised to eliminate the sentence in question and has been refiled.

*    *    *    *

Once you have had time to review the Company’s responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (714) 755-8172.

Sincerely,

/s/ William J. Cernius William J. Cernius of Latham & Watkins LLP

cc:	Michael R. Pfeiffer, Realty Income Corporation